August 21, 2009

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Monogram Biosciences, Inc.
Registration Statement on Form S-3
Filed February 13, 2009
File No. 333-157294

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Monogram Biosciences, Inc. (the “Company”) hereby applies for withdrawal of its registration statement on Form S-3 (Registration Statement No. 333-157294), which was filed with the Commission on February 13, 2009, together with all exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement because it has been acquired by Laboratory Corporation of America Holdings (“LabCorp”) and is now a wholly-owned subsidiary of LabCorp. No securities were sold in connection with the Registration Statement.

The Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions concerning this request for withdrawal, please contact the Company’s outside counsel, John H. Booher at (410) 659-2790.

Sincerely,

Monogram Biosciences, Inc.

By:	/s/ F. Samuel Eberts III
Name:	F. Samuel Eberts III
Title:	President